UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Oaktree Specialty Lending Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67401P 108

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

William J. Tuttle

Proskauer Rose LLP

1001 Pennsylvania Avenue NW

Suite 600 South

Washington, DC 20004

(202) 416-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67401P 108	13D	Page 2 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,617,331
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,617,331
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,617,331
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.5%
14	Type of Reporting Person PN

CUSIP No. 67401P 108	13D	Page 3 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,617,331 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,617,331 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,617,331 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.5%
14	Type of Reporting Person OO

(1)	Solely in its capacity as general partner of Oaktree Capital Management, L.P.

CUSIP No. 67401P 108	13D	Page 4 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Atlas OCM Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 15,617,331 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 15,617,331 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,617,331 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.5%
14	Type of Reporting Person OO

(1)	Solely in its capacity as sole managing member of Oaktree Capital Management GP, LLC

CUSIP No. 67401P 108	13D	Page 5 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF; OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,014,511 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,014,511 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,014,511 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.7%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 67401P 108	13D	Page 6 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,014,511
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,014,511
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,014,511
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.7%
14	Type of Reporting Person PN

CUSIP No. 67401P 108	13D	Page 7 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person OCM Holdings I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,014,511 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,014,511 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,014,511 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.7%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 67401P 108	13D	Page 8 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,014,511 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,014,511 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,014,511 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.7%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 67401P 108	13D	Page 9 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,014,511 (1)
	8	Shared Voting Power 15,617,331 (2)
	9	Sole Dispositive Power 5,014,511 (1)
	10	Shared Dispositive Power 15,617,331 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,631,842 (3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.3%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the indirect owner of the class B units of Oaktree Capital Group, LLC.
(2)	Solely in its capacity as the indirect owner of the class B units of Atlas OCM Holdings, LLC.
(3)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

CUSIP No. 67401P 108	13D	Page 10 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Brookfield Asset Management Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,014,511 (1)
	8	Shared Voting Power 15,617,331 (2)
	9	Sole Dispositive Power 5,014,511 (1)
	10	Shared Dispositive Power 15,617,331 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,631,842 (3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.3%
14	Type of Reporting Person HC

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.
(2)	Solely in its capacity as the indirect owner of the class A units of Atlas OCM Holdings, LLC.
(3)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

CUSIP No. 67401P 108	13D	Page 11 of 20 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person BAM Partners Trust
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds AF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,014,511 (1)
	8	Shared Voting Power 15,617,331 (1)
	9	Sole Dispositive Power 5,014,511 (1)
	10	Shared Dispositive Power 15,617,331 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,631,842 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.3%
14	Type of Reporting Person HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management Inc.

CUSIP No. 67401P 108	13D	Page 12 of 20 Pages

This statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 21, 2017 (the “Original Statement”) by Oaktree Capital Management, L.P. (“Oaktree”) and the other persons named therein, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 1, 2017 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on May 14, 2019 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on November 27, 2019 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on January 30, 2020 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on December 15, 2020 (“Amendment No. 5”) , Amendment No. 6 to Schedule 13D filed with the Securities and Exchange Commission on March 26, 2021 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed with the Securities and Exchange Commission on June 2, 2021 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed with the Securities and Exchange Commission on September 22, 2021 (“Amendment No. 8”) and Amendment No. 9 to Schedule 13D filed on January 13, 2022 (“Amendment No. 9” and, together with the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the “Prior Statements”), is hereby amended and supplemented by this Amendment No. 10 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Prior Statements. Except as otherwise provided herein, each Item of the Prior Statements remains unchanged.

Item 2.	Identity and Background

Item 2 of the Prior Statements is hereby amended and restated in its entirety as follows:

(a) - (c) and (f)

This Schedule 13D is being filed jointly, pursuant to a third amended and restated joint filing agreement, by (i) Oaktree, a Delaware limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended, whose principal business is to provide investment advisory services to investment funds and accounts; (ii) Oaktree Capital Management GP, LLC, a Delaware limited liability company (“OCM GP LLC”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree, in its capacity as such; (iii) Atlas OCM Holdings, LLC, a Delaware limited liability company (“Atlas OCM Holdings”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; (iv) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of the general partner of certain investment funds and separately managed accounts, in its capacity as the managing member of Holdings; (v) Oaktree Capital I, L.P., a Delaware limited partnership (“Oaktree Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Fund GP I, L.P. and to invest in securities, in its capacity as such; (vi) OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree Capital I and to hold limited partnership interests in Oaktree Capital I, in its capacity as such; (vii) Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I, in its capacity as such; (viii) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of each of OCG and Atlas OCM Holdings, in its capacity as such; (ix) Brookfield Asset Management Inc., an Ontario corporation (“BAM”), in its capacity as the indirect owners of the class A units of each of OCG and Atlas OCM Holdings, in its capacity as such; and (x) BAM Partners Trust, a trust formed under the laws of Ontario (“BAM Partnership” and, together with Oaktree, OCM GP LLC, Atlas OCM Holdings, OCG, Oaktree Capital I and Holdings I, Holdings, OCGH GP and BAM, the “Reporting Persons”).

The Reporting Persons have entered into a third amended and restated joint filing agreement, dated as of April 1, 2022, a copy of which is attached hereto as Exhibit 1.

Set forth in the attached Annex A is a listing of the directors, executive officers, investment managers, managers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is incorporated by reference into this Item 2. Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

Except as set forth in Annex A, the principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d) and (e)

CUSIP No. 67401P 108	13D	Page 13 of 20 Pages

Except as described in the next paragraph, during the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 10, 2018, the SEC accepted Oaktree’s offer to resolve an investigation into violations of Rule 206(4)-5 of the Advisers Act, which prohibits a registered investment adviser from receiving compensation for advisory services from a governmental entity for two years after a prohibited political contribution exceeding certain limits is made by the adviser or a “covered associate” of the adviser to an official of or candidate for office of that governmental entity. Oaktree cooperated immediately and fully with the SEC’s inquiry into this matter and, without admitting or denying the SEC’s findings in an administrative cease and desist order, agreed to a censure, to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-5 thereunder, and to pay a civil monetary penalty of $100,000.

Item 5.	Interest in Securities of the Issuer

Items 5(a) – 5(c) of the Prior Statements are amended and restated in their entirety as follows:

As a result of the Voting Agreement described in Item 6 of the Original Statement and Item 3 of Amendment No. 2 among Oaktree and the Tannenbaum Stockholders, Oaktree may be deemed to be beneficially own 15,617,331 shares, or approximately 8.5%, of the issued and outstanding shares of Common Stock, which shares of Common Stock (the “Tannenbaum Shares”) are held by Leonard M. Tannenbaum, the Leonard M. Tannenbaum Foundation and the Tannenbaum Family 2012 Trust (collectively, the “Tannenbaum Stockholders”).

As a result of Oaktree Capital I purchasing 276,000 shares of Common Stock in the open market, acquiring 524,143 shares of Common Stock pursuant to the Merger Agreement and acquiring 4,214,368 shares of Common Stock pursuant the Purchase Agreement, Oaktree Capital I may be deemed to beneficially own 5,014,511 shares (collectively, the “Oaktree Shares”), or approximately 2.7%, of the issued and outstanding shares of Common Stock.

OCM GP LLC, in its capacity as the general partner of Oaktree, has the ability to direct the management of Oaktree, including the power to direct the decisions of Oaktree regarding the voting and disposition of securities beneficially owned by Oaktree. Therefore, OCM GP LLC may be deemed to have indirect beneficial ownership of the Tannenbaum Shares.

Atlas OCM Holdings, in its capacity as the sole managing member of OCM GP LLC, has the ability to direct the management of OCM GP LLC, including the power to direct the decisions of OCM GP LLC regarding the voting and disposition of securities beneficially owned by OCM GP LLC. Therefore, Atlas OCM Holdings may be deemed to have indirect beneficial ownership of the Tannenbaum Shares.

Holdings I, in its capacity as the general partner of Oaktree Capital I, has the ability to direct the management of Oaktree Capital I’s business, including the power to direct the decisions of Oaktree Capital I regarding the voting and disposition of securities held by Oaktree Capital I. Therefore, Holdings I may be deemed to have indirect beneficial ownership of the Oaktree Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities beneficially owned by Holdings I. Therefore, Holdings may be deemed to have indirect beneficial ownership of the Oaktree Shares.

OCG, in its capacity as managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the voting and disposition of securities beneficially owned by Holdings. Therefore, OCG may be deemed to have indirect beneficial ownership of the Oaktree Shares.

OCGH GP, in its capacity as the indirect owner of the class B units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities beneficially owned by OCG. In addition, OCGH GP, in its capacity as the indirect owner of the class B units of Atlas OCM Holdings, has the ability to appoint and remove certain directors of Atlas OCM Holdings and, as such, may indirectly control the decisions of Atlas OCM Holdings regarding the voting and disposition of securities beneficially owned by Atlas OCM Holdings. Therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Oaktree Shares and the Tannenbaum Shares.

CUSIP No. 67401P 108	13D	Page 14 of 20 Pages

BAM, in its capacity as the indirect owner of the class A units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities beneficially owned by Holdings. In addition, BAM, in its capacity as the indirect owner of the class A units of Atlas OCM Holdings, has the ability to appoint and remove certain directors of Atlas OCM Holdings and, as such, may indirectly control the decisions of Atlas OCM Holdings regarding the voting and disposition of securities beneficially owned by Atlas OCM Holdings. Therefore, BAM may be deemed to have indirect beneficial ownership of the Oaktree Shares and the Tannenbaum Shares.

BAM Partnership, in its capacity as the sole owner of Class B Limited Voting Shares of BAM, has the ability to appoint and remove certain directors of BAM and, as such, may indirectly control the decisions of BAM regarding the voting and disposition of securities beneficially owned by BAM. Therefore, BAM Partnership may be deemed to have indirect beneficial ownership of the Oaktree Shares and the Tannenbaum Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock, other than Bruce A. Karsh, who beneficially owns 33,427 shares of Common Stock, and John B. Frank, who beneficially owns 162,789 shares of Common Stock (of which (i) 44,663 shares are held directly by Mr. Frank and (ii) 118,126 shares are held by a member of Mr. Frank’s family and he may be deemed to have voting and/or investment power with respect to, but he has no pecuniary interest in, such shares); provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock reported herein, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement, other than Mr. Frank with respect to shares of Common Stock directly owned by him.

Item 7. Materials to be Filed as Exhibits

Exhibit 1 of Amendment No. 3 is replaced with the Third Amended and Restated Joint Filing Agreement, by and among the Reporting Persons, dated as of April 1, 2022, filed with this Amendment No. 10.

CUSIP No. 67401P 108	13D	Page 15 of 20 Pages

ANNEX A

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Capital Management GP, LLC.

Oaktree Capital Management GP, LLC

The sole managing member of Oaktree Capital Management GP, LLC is Atlas OCM Holdings, LLC.

Atlas OCM Holdings, LLC

The name and principal occupation of each of the directors and executive officers of Atlas OCM Holdings, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Bruce Flatt	Director of Oaktree Capital Group, LLC and Chief Executive Officer of Brookfield Asset Management Inc.

Justin B. Beber	Director of Oaktree Capital Group, LLC and Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield Asset Management, Inc.

Depelsha T. McGruder	Chief Operating Officer and Treasurer of Ford Foundation

Marna C. Whittington	Retired

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

CUSIP No. 67401P 108	13D	Page 16 of 20 Pages

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Bruce Flatt	Director of Oaktree Capital Group, LLC and Chief Executive Officer of Brookfield Asset Management Inc.

Justin B. Beber	Director of Oaktree Capital Group, LLC and Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield Asset Management, Inc.

Depelsha T. McGruder	Chief Operating Officer and Treasurer of Ford Foundation

Marna C. Whittington	Retired

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation
Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Brookfield Asset Management Inc.

The name, principal occupation, address and citizenship of each of the directors and executive officers of Brookfield Asset Management Inc. are listed below.

CUSIP No. 67401P 108	13D	Page 17 of 20 Pages

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	181 Bay Street, Suite 210, Toronto, Ontario M5J 2T3, Canada	Corporate Director	U.S.A. and Canada

Justin B. Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy & Chief Legal Officer	Canada

Jeffrey M. Blinder, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada

Angela F. Braly, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Corporate Director	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5J 2T3, Canada	Chair of Brookfield Partners Foundation	Canada

Marcel R. Coutu, Director	Suite 1210, 225 – 6th Ave. S.W., Calgary, Alberta T2P 1N2, Canada	Corporate Director	Canada

Bruce Flatt, Director and Chief Executive Officer	One Canada Square, Level 25, Canary Wharf, London E14 5AA, U.K.	Chief Executive Officer of Brookfield	Canada

Janice Fukakusa, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Nicholas H. Goodman, Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Financial Officer	United Kingdom

Maureen Kempston Darkes, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Brian W. Kingston, Managing Partner, Chief Executive Officer Real Estate	250 Vesey Street, 15th Floor, New York, NY 10281-1023, U.S.A.	Managing Partner, Chief Executive Officer Real Estate of Brookfield	Canada

Brian D. Lawson, Vice Chair and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada

Cyrus Madon, Managing Partner, Chief Executive Officer Private Equity	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity of Brookfield	Canada

Howard S. Marks, Director	333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071, U.S.A.	Co-Chairman, Oaktree Capital Management, L.P.	U.S.A.

Frank J. McKenna, Director	TDCT Tower, 161 Bay Street, 35th Floor, Toronto, Ontario M5J 2T2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group, Wholesale	Canada

Rafael Miranda, Director	C/Santiago de Compostela 100, 28035 Madrid, Spain	Corporate Director	Spain

Craig Noble, Managing Partner, Chief Executive Officer Alternative Investments	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Alternative Investments of Brookfield	Canada

Hutham S. Olayan, Director	505 Park Avenue, New York, NY 10022, U.S.A.	Chair of The Olayan Group	U.S.A. and Saudi Arabia

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada

Samuel J.B. Pollock, Managing Partner, Chief Executive Officer Infrastructure	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure of Brookfield	Canada

CUSIP No. 67401P 108	13D	Page 18 of 20 Pages

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London WC1V 6DA, U.K.	Chairman of Frontier Economics Limited	United Kingdom

Ngee Huat Seek, Director	501 Orchard Road, #08-01, Wheelock Place, Singapore 238880	Chair of GLP IM Holdings Limited	Singapore

Sachin G. Shah, Managing Partner, Chief Investment Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer of Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, NY 10075	Corporate Director	U.S.A. and Canada

Connor Teskey, Managing Partner, Chief Executive Officer Renewable Power	One Canada Square, Level 25, Canary Wharf, London E14 5AA, U.K.	Managing Partner, Chief Executive Officer Renewable Power & Transaction of Brookfield	Canada

BAM Partnership

The name, principal occupation, address and citizenship of each of the directors and executive officers of the trustee of BAM Partnership are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director and Vice President	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Bruce Flatt, Director and Vice President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Chief Executive Officer of Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada

Kathy Sarpash, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada

CUSIP No. 67401P 108	13D	Page 19 of 20 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 1, 2022

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

ATLAS OCM HOLDINGS, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

OAKTREE CAPITAL I, L.P.

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

OCM HOLDINGS I, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

OAKTREE HOLDINGS, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

CUSIP No. 67401P 108	13D	Page 20 of 20 Pages

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jeffrey Joseph
Name: Jeffrey Joseph
Title: Managing Director

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President Legal and Regulatory

BAM PARTNERS TRUST

By:	BAM Class B Partners Inc.
Its:	Trustee
By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary